# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tuya Inc., CIK 0001829118
CUSIP: 90114C107
Title of class of securities: Class A ordinary shares, $0.00005 par value per share
Address of issuer's principal executive offices: 10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang, China (F4), 310012
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-22-000289
Filed by CIK 0001544328

## Reporting persons
- New Enterprise Associates 14, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- NEA Partners 14, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- NEA 14 GP, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- NEA 15 Opportunity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- NEA Partners 15-OF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- NEA 15 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- Forest Baskett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- Anthony A. Florence, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- Patrick J. Kerins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 35,821,715; sole dispositive power 0; shared dispositive power 35,821,715; aggregate amount beneficially owned 35,821,715 (6.7% of the class)
- Mohamad H. Makhzoumi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)
- Scott D. Sandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 39,457,733; sole dispositive power 0; shared dispositive power 39,457,733; aggregate amount beneficially owned 39,457,733 (7.4% of the class)

## Item 1. Issuer
Name of issuer: Tuya Inc.
Address of issuer's principal executive offices: 10/F, Building A, Huace Center, Xihu District, Hangzhou City, Zhejiang, China 310012

## Item 2. Person Filing
Name of person filing:
This statement is being filed by New Enterprise Associates 14, L.P. ("NEA 14"); NEA 15 Opportunity Fund, L.P. ("NEA 15-OF"); NEA Partners 14, L.P. ("NEA Partners 14"), which is the sole general partner of NEA 14; NEA Partners 15-OF, L.P. ("NEA Partners 15-OF" and, collectively with NEA Partners 14, the "GPLPs"), which is the sole general partner of NEA 15-OF; NEA 14 GP, LTD ("NEA 14 GP"), which is the sole general partner of NEA Partners 14; NEA 15 GP, LLC ("NEA 15 GP" and, collectively with the GPLPs and NEA 14 GP, the "Control Entities"), which is the sole general partner of NEA Partners 15-OF; and Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Patrick J. Kerins ("Kerins"), Mohamad H. Makhzoumi ("Makhzoumi") and Scott D. Sandell ("Sandell").

Each of Baskett, Florence and Sandell is a director of NEA 14 GP and manager of NEA 15 GP (the "Dual Managers"). Kerins is a director of NEA 14 GP.

Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2(a) are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

*COVER FOOTNOTE: There is no CUSIP Number assigned to the Class A Ordinary Shares. CUSIP Number 90114C107 has been assigned to the American Depositary Shares ("ADSs") of Tuya, Inc., which are quoted on the New York Stock Exchange under the symbol "Tuya." Each ADS represents one Class A Ordinary Share.
Address of principal business office or, if none, residence: The address of the principal business office of NEA 14, NEA 15-OF, each of the Control Entities, Kerins and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Citizenship: Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership. NEA 14 GP is a Cayman Islands exempted company. Each of NEA 15-OF and NEA Partners 15-OF is a Delaware limited partnership. NEA 15 GP is a Delaware limited liability company. Each of the Dual Managers, Kerins and Makhzoumi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
NEA 14 is the record owner of 35,821,715 Ordinary Shares as of December 31, 2024 (the "NEA 14 Shares"). As the sole general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP likewise may be deemed to own beneficially the NEA 14 Shares. As the individual directors of NEA 14 GP, each of the Dual Managers and Kerins also may be deemed to own beneficially the NEA 14 Shares. As an individual member of the Executive Committee, which committee has been delegated certain approval rights with respect to dispositions of the NEA 14 Shares, Makhzoumi may also be deemed to own beneficially the NEA 14 Shares.

NEA 15-OF is the record owner of 3,636,018 Ordinary Shares as of December 31, 2024 (the "NEA 15-OF Shares" and together with the NEA 14 Shares, the "Firm Shares"). As the sole general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15-OF, NEA 15 GP likewise may be deemed to own beneficially the NEA 15-OF Shares. As the individual managers of NEA 15 GP, each of the Dual Managers and Makhzoumi also may be deemed to own beneficially the NEA 15-OF Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of NEA 14, NEA 15-OF, the Control Entities, each of the Dual Managers and Makhzoumi may be deemed to share the power to direct the disposition and vote of the Firm Shares.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.
Percent of class: Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 534,399,149 Ordinary Shares reported by the Issuer to be outstanding as of January 31, 2025 on the Form 6-K, as filed with the Securities and Exchange Commission on February 6, 2025.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement regarding filing of joint Schedule 13G.

Exhibit 2 - Power of Attorney regarding filing under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/14/2025)
- New Enterprise Associates 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA Partners 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA Partners 14, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA 14 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA 14 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA 15 Opportunity Fund, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA 15 Opportunity Fund, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA Partners 15-OF, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA Partners 15-OF, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA 15 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (02/14/2025)
- NEA 15 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (02/14/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (02/14/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (02/14/2025)
- Patrick J. Kerins: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Patrick J. Kerins (02/14/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (02/14/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D.Sandell (02/14/2025)
Comment: This Amendment No. 3 to Schedule 13G was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.